Exhibit 99.1

The Hague, October 17, 2007

AEGON to become main sponsor of renowned Dutch soccer club AFC Ajax

AEGON has signed an agreement in principle to be the main sponsor of AFC Ajax, one of Europe’s best known soccer clubs, beginning with the 2008-09 season. As part of the agreement, the AEGON brand name will appear on the Amsterdam-based club’s famous red-and-white game jerseys.

As a result of its many successes, Ajax has attracted a large and enthusiastic fan base around the world. Sponsoring the club will help support and strengthen AEGON’s brand-recognition as the Group continues to expand its international presence in the months and years ahead.

Member of the Management Board AEGON N.V. Johan van der Werf said: “This is a wonderful opportunity for us. AEGON and Ajax have strong ambitions and share a similar outlook. We both want to be the best at what we do. Just like AEGON, Ajax has strong roots in the Netherlands but is recognized around the world. For many years, Ajax has been one of the leading teams in Europe and we are honored to have the opportunity to sponsor such a renowned and quality soccer club.”

Under the agreement, Ajax will receive between EUR 10 million and EUR 12 million each season from AEGON, depending on the team’s performance. The sponsorship deal, which will be finalized in the coming weeks, is initially expected to run for at least seven years.

Ajax has long been a major force in Dutch soccer, winning 29 national league titles since the club’s first in 1918. In addition, the club has also enjoyed success in Europe, lifting the European Cup on four separate occasions. AEGON’s long-term support will help Ajax maintain and strengthen its position as one of the continent’s elite clubs.

AEGON already makes a significant contribution to sport in the Netherlands and this new partnership with Ajax will act as a complement to the Group’s existing sponsorship of the Dutch national skating federation. “AEGON’s support for skating in the Netherlands goes back thirty years,” said Mr. Van der Werf. “Our relationship with the national skating federation is a long-standing, successful partnership, built on trust. Over the years, it has gone from strength to strength. That is what we want with Ajax. That is what we are working toward.”

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

For further information about AFC Ajax please refer to www.Ajax.nl.

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